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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

APR 1 - 2003

1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

J.P. Morgan Chase Commercial Mortgage Securities Corp.
Exact name of registrant as specified in charter

0001013611
Registrant CIK Number

Form 8-K dated FOR April 1, 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~333-86854~~ 1-31226
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
APR 02 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, 2003.

J.P. Morgan Chase Commercial Mortgage Securities Corp
(Registrant)

By: [signature]
(Name and Title)
Name: CHARLES Y. LEE
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

J.P. Morgan Securities Inc.

Deal: 03ml1px2

Price/Yield Table: Tranche 1, Class A1 <18.250>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
0.000 CPR	at Issuance	04/11/03	Script		333	5.9446

Class A1	Original Par	Type	Coupon	Price
Tranche 1	$373,000,000	SEQ	3.9720 (FIXED)	100.7865

Prepayment Rate Default Rate Price in 2/32nds Steps	0 CPR 0 CDR +0 BP
100-08	3.930
100-10	3.917
100-12	3.905
100-14	3.892
100-16	3.879
100-18	3.867
100-20	3.854
100-22	3.842
100-24	3.829
100-26	3.817
100-28	3.804
100-30	3.792
101-00(P)	3.779
101-02	3.767
101-04	3.754
101-06	3.742
101-08	3.729
101-10	3.717
101-12	3.704
101-14	3.692
101-16	3.680
101-18	3.667
101-20	3.655
101-22	3.642
101-24	3.630
Average Life:	**5.699**
Mod Duration:	**4.948**
Exp. 1st Pay:	**05/12/03**
Exp. Maturity:	**07/12/12**
AL TSY Spread:	**0.88**

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.280		
2 YR	1.493	7 YR	3.181
3 YR	1.909		
5 YR	2.741	10 YR	3.842

03ml1px2
PPY: 0.000 CPR

09:15:15
03/31/03

J.P. Morgan Securities Inc.

Deal: 03ml1px2

Price/Yield Table: Tranche 2, Class A2 <18.250>

Pricing Speed:	Run	Settles	Rules from	Collateral	Term	Coupon
0.000 CPR	at Issuance	04/11/03	Script		333	5.9446

Class A2	Original Par	Type	Coupon	Price
Tranche 2	$387,129,000	SEQ	4.7670 (FIXED)	100.8541

Prepayment Rate Default Rate Price in 2/32nds Steps	0 CPR 0 CDR +0 BP
100-08	4.763
100-10	4.755
100-12	4.746
100-14	4.738
100-16	4.730
100-18	4.722
100-20	4.714
100-22	4.706
100-24	4.698
100-26	4.689
100-28	4.681
100-30	4.673
101-00(P)	4.665
101-02	4.657
101-04	4.649
101-06	4.641
101-08	4.633
101-10	4.625
101-12	4.617
101-14	4.609
101-16	4.601
101-18	4.592
101-20	4.584
101-22	4.576
101-24	4.568
Average Life:	**9.716**
Mod Duration:	**7.632**
Exp. 1st Pay:	**07/12/12**
Exp. Maturity:	**03/12/13**
AL TSY Spread:	**0.89**

Treasury Curve

TSY	Yield	TSY	Yield
1 YR	1.280		
2 YR	1.493	7 YR	3.181
3 YR	1.909		
5 YR	2.741	10 YR	3.842